LIANHE SOWELL INTERNATIONAL GROUP LTD
15TH FLOOR, SANNUO SMART BUILDING
3366 BINHAI AVENUE, YUEHAI STREET
NANSHAN DISTRICT, SHENZHEN
GUANGDONG PROVINCE, CHINA

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 5, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 5, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V79890-S21653 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

LIANHE SOWELL INTERNATIONAL GROUP LTD

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" OF PROPOSAL 1, PROPOSAL 2, AND PROPOSAL 3 SET FORTH BELOW.	For	Against	Abstain
1. **Re-designation and Re-classification of Shares** — To approve by ordinary resolution that (i) each currently issued ordinary shares be re-designated and re-classified into Class A ordinary shares, par value of US$0.0001 per share, on a one for one basis, and (ii) the remaining authorised but unissued ordinary shares be re-designated and re-declassified as 398,000,000 Class A ordinary shares, and 50,000,000 Class B ordinary shares, par value of US$0.0001 per share.	☐	☐	☐
2. **Adoption of the Amended M&A -** To approve by special resolution that the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the meeting notice be adopted in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect.	☐	☐	☐
3. **Issuance of Shares** - To approve by ordinary resolution that, subject to the approval of Proposals 1 and 2,400,000 Class B Ordinary Shares be issued to Lianyue Holding Limited at par value and 600,000 Class B Ordinary Shares be issued to Patton Holding Group Limited at par value.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V79891-S21653

LIANHE SOWELL INTERNATIONAL GROUP LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON NOVEMBER 6, 2025

The undersigned, revoking any previous proxies relating to these shares with respect to the Proposals provided hereof hereby acknowledges receipt of the notice, dated October 8, 2025, in connection with the Extraordinary General Meeting (the "Extraordinary General Meeting") to be held at 10 p.m. Eastern Time, November 6, 2025, or 10 a.m. Beijing time, November 7, 2025 at 15th floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China, and virtually via teleconference, for which you must register in advance at: https://forms.office.com/r/12u6rxacCY, for the sole purpose of considering and voting upon the following proposals, and hereby appoints Tracy Chui-Kam Ng the attorney and proxy of the undersigned to vote all ordinary shares of Lianhe Sowell International Group Ltd (the "Company") which the undersigned is entitled to vote at the Extraordinary General Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF YOU RETURN A SIGNED AND DATED PROXY BUT NO DIRECTION IS MADE, YOUR ORDINARY SHARES WILL BE VOTED "FOR" THE PROPOSALS SET FORTH BELOW. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. This proxy authorizes the above designated proxy to vote in her discretion on such other business as may properly come before the Extraordinary General Meeting.

Continued and to be signed on reverse side